FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of August 7, 2003

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Embargoed until 12.00 Noon (BST)
Signet Group plc (LSE: SIG, Nasdaq NMS: SIGY)

                                                                                                            7 August 2003

Signet Like For Like Sales Up 3.4% in Second Quarter

Signet Group plc (LSE: SIG and Nasdaq NMS: SIGY), the world's largest speciality retail jeweller, today announced its second quarter sales performance for the 13 week period from 4 May 2003 to 2 August 2003.

13 WEEKS TO 2 AUGUST 2003

Total Group sales in the second quarter were £324.4 million (13 weeks to 3 August 2002: £328.1 million), an increase of 5.2% at constant exchange rates. At actual exchange rates there was a decrease of 1.1%, reflecting the weakening of the US dollar. Group like for like sales increased by 3.4%. The breakdown was as follows:

                                       Sales                            Change on Previous Year
                        £ million           % of Total              Total           Like for Like

US                          224.6                 69.2               -3.1% (a)                3.1%
UK                           99.8                 30.8                3.7%                    3.8% (b)
GROUP                       324.4                100.0               -1.1% (c)                3.4%
      (a)   At constant exchange rates US total sales increased by 5.8%.
      (b)   H.Samuel like for like sales were up by 2.4% and Ernest Jones by 5.6%.
      (c)   At constant exchange rates total Group sales increased by 5.2%.

26 WEEKS TO 2 AUGUST 2003

Total Group sales in the 26 weeks were £667.3 million, an increase of 4.9% at constant exchange rates (down 2.3% at actual exchange rates). Group like for like sales increased by 2.8%. The breakdown is shown below:

                                    Sales                              Change on Previous Year
                       £ million         % of Total                 Total         Like for Like
US                         474.8                71.2                 -4.9% (d)              2.1%
UK                         192.5                28.8                  4.8%                  4.5% (e)
GROUP                      667.3               100.0                 -2.3% (f)              2.8%
      (d)   At constant exchange rates US total sales increased by 4.9%.
      (e)   H.Samuel like for like sales were up by 3.4% and Ernest Jones by 6.1%.
      (f)   At constant exchange rates total Group sales increased by 4.9%.

Comment

Terry Burman, Group Chief Executive, commented, "Group like for like sales showed further growth in the second quarter with an increase of 3.4%.

In the US, while trading conditions remained somewhat uncertain, like for like sales in the second quarter rose by 3.1% compared to 1.1% in the first quarter.

The UK division, which continued to face strong comparatives, increased like for like sales in the quarter by 3.8%, a performance ahead of the general retail sector."

Enquiries:     Terry Burman, Group Chief Executive                                   +44 (0) 20 7399 9520
               Walker Boyd, Group Finance Director                                   +44 (0) 20 7399 9520
               Tim Grey, Brunswick                                                   +44 (0) 20 7404 5959

Signet operated 1,675 speciality retail jewellery stores at 2 August 2003; these included 1,073 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 602 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetgroupplc.com.

The Interim Results for the 26 weeks ended 2 August 2003 are expected to be announced on Wednesday 3 September 2003. On that date there will be an analysts' meeting at 2.00 p.m. (BST) and 9.00 a.m. (EDT). For all interested parties there will be a simultaneous audio webcast available on the Signet Group web site (www.signetgroupplc.com) and a live telephone conference call. The details for the conference call are:

        European dial-in:                          +44 (0) 20 7984 7582            Password: "Signet"
        European 48 hr. replay:                    +44 (0) 20 7784 1024            Access code: 414115

        US dial-in:                                +1 719 457 2629                 Password: "Signet"
        US 48 hr. replay:                          +1 719 457 0820                 Access code: 414115

A video webcast of the presentation is expected to be available from close of business 3 September 2003 at www.signetgroupplc.com and on the RAW broadband network.

This release includes certain forward-looking information that is based upon management's beliefs as well as on assumptions made by and data currently available to management. This information, which has been, or in the future may be, included in reliance on the "safe harbor" provisions of the US Private Securities Litigation Reform Act of 1995, is subject to a number of risks and uncertainties, including but not limited to the factors identified in the Company's filings with the US Securities and Exchange Commission, including its 2002/03 Annual Report on Form 20-F filed with the Commission on April 24, 2003. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                   SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                            Title: Group Finance Director

Date:   August 7, 2003